# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Share
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100025
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0002097924

## Reporting persons
- Chen Zhenfeng: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 2,255,636; shared voting power 0; sole dispositive power 2,255,636; shared dispositive power 0; aggregate amount beneficially owned 2,255,636 (11% of the class)

## Item 1. Issuer
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT BEIJING, F4, 100025

## Item 2. Person Filing
Name of person filing: Chen Zhenfeng
Address of principal business office or, if none, residence: Flat B, 79/F Tower 2, The Harbourside, 1 Austin Road West, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,255,636 shares
Percent of class: 11.0%
Sole power to vote or to direct the vote: 2,255,636
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,255,636
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chen Zhenfeng: /s/ Chen Zhenfeng, Chen Zhenfeng (11/26/2025)